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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                   SCHEDULE TO
                                (AMENDMENT NO. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                     --------------------------------------

                                 TRANSPRO, INC.
                        (Name of Subject Company (Issuer)
                        ---------------------------------

                                 TRANSPRO, INC.
                        (Name of Filing Person (Offeror)
                        --------------------------------

                  OPTIONS UNDER TRANSPRO, INC. 1995 STOCK PLAN
              TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
               HAVING AN EXERCISE PRICE IN EXCESS OF $4.00 HELD BY
                         CERTAIN EMPLOYEE OPTION HOLDERS
                         (Title of Class of Securities)
                         ------------------------------

                                   893885-10-3
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                            -------------------------

                                RICHARD A. WISOT
                      VICE PRESIDENT, TREASURER, SECRETARY
                           AND CHIEF FINANCIAL OFFICER
                                 TRANSPRO, INC.
                                 100 GANDO DRIVE
                               NEW HAVEN, CT 06513
                                 (203) 401-6450
                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing person)

                                    COPY TO:
                                 MICHAEL GRUNDEI
                                WIGGIN & DANA LLP
                              THREE STAMFORD PLAZA
                              301 TRESSER BOULEVARD
                               STAMFORD, CT 06901
                                 (203) 363-7600




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                            CALCULATION OF FILING FEE


Transaction valuation*                       Amount of filing fee
         $757,223.81                                 $151.45

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 116,576 shares of common stock of TransPro, Inc. having an aggregate value of $757,223.81 as of July 5, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated by multiplying the number of shares issuable upon exercise of each applicable option by the exercise price of such option. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                     $151.45
Form or Registration No.:                   Schedule TO
Filing party:                               TransPro, Inc.
Date filed:                                 July 5, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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This Amendment No. 2 and Final Amendment amends the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission on July 5, 2001, to report the results of the tender offer.

ITEM 4.  TERMS OF THE TRANSACTION.

The offer expired on August 2, 2001. The Company has accepted for exchange options to purchase an aggregate of 69,176 shares of Common Stock. Subject to the terms and conditions of the offer, the Company will grant new options to purchase an aggregate of 28,614 shares of Common Stock in exchange for the tendered options accepted by the Company. The Company will promptly send each option holder whose options have been accepted for exchange a letter substantially in the form of Exhibit (a)(5) hereto.



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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                       TransPro, Inc.


                                       By: /s/ RICHARD A. WISOT
                                           --------------------
                                       Richard A. Wisot
                                       Vice President, Treasurer, Secretary and
                                       Chief Financial Officer



                                       Date: August 3, 2001



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                                INDEX TO EXHIBITS



EXHIBIT NUMBER           DESCRIPTION


(a)(1)*                  Offer to Exchange, dated July 5, 2001.

(a)(2)*                  Form of Letter of Transmittal.

(a)(3)*                  Form of Notice to Withdraw Tender.

(a)(4)*                  Form of Letter to Eligible Option Holders.

(a)(5)*                  Form of Letter to Tendering Option Holders.

(a)(6) TransPro, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001 and incorporated herein by reference.

(a)(7) TransPro, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(a)(8)*                  Memorandum to Option Holders dated July 24, 2001

(d)(1)*                  TransPro, Inc. 1995 Stock Plan.

(d)(2)*                  Form of Option Agreement Pursuant to the TransPro, Inc.
                         1995 Stock Plan.


*Previously filed.